[redacted]

03002160

50 3/6/03

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF3-5-03**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC File Number
8-47259

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Western Securities clearing Corp

OFFICIAL USE ONLY

FIRM ID. NO

SEC MAIL RECEIVED PROCESSING MAR - 3 2003 WASH. D.C. 181 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

525 B Street 17th Floor
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dallal — 619-702-9600
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG

355 South Grand Avenue Ste 2000	Los Angeles	CA	90071
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2003

OATH OR AFFIRMATION

I, David Dallal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Western Securities Clearing Corp. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

SHANNON R. CONDRA
Commission # [illegible]
Notary Public - California
San Diego County
My Comm. Expires Jul 17, 2004

Name
Title President

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Western Securities Clearing Corp.:

We have audited the accompanying statement of financial condition of Western Securities Clearing Corp. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Western Securities Clearing Corp. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2003

WESTERN SECURITIES CLEARING CORP.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	411,173
Receivable from broker		1,673,571
Securities owned, at fair value		51,087
Due from affiliates		452,311
Contracts acquired, net		1,938,171
Goodwill		1,445,257
Other assets		23,524
	$	5,995,094

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	130,074
Commissions payable		225,480
Taxes payable		113,604
Deferred tax liabilities		774,868
Total liabilities		1,244,026
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value. Authorized 100,000 shares; issued and outstanding 5,000 shares		60,000
Additional paid-in capital		4,568,517
Retained earnings		122,551
Total stockholders' equity		4,751,068
	$	5,995,094

See accompanying notes to financial statements.

(1) Organization

Western Securities Clearing Corp. (the Company) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) and is an affiliate of First Allied Securities, Inc. The Company is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD).

The Company's primary activities include offering intermediary clearance services to other broker-dealers.

The Company has an agreement (Agreement) with a clearing broker (Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

On July 22, 2002, the Parent was acquired by Wells Fargo & Company. The acquisition was recorded using the purchase method of accounting. In connection with the acquisition, intangible assets of $2,060,840 related to contracts acquired, were recorded. Goodwill in the amount of $1,369,875, which represented the excess of the purchase price allocable to the Company over the fair value of the acquired net assets and liabilities, was recognized by the Company. In connection with the acquisition, the Company changed its fiscal year-end from March 31 to December 31.

As of the date of the acquisition, the Company had the following condensed balance sheet:

Cash and cash equivalents	$	1,032,831
Receivable from broker		1,339,889
Securities owned, at fair value		85,100
Due from affiliates		142,311
Other assets		374,588
	$	2,974,719
Accounts payable, accrued expenses, and other liabilities	$	207,598
Commissions payable		785,323
		992,921
Stockholder's equity		1,981,798
	$	2,974,719

(2) Summary of Significant Accounting Policies

(a) Cash Equivalents

Cash equivalents include highly liquid investments purchased with original maturities of three months or less, as well as investments in money market funds.

(Continued)

(b) *Securities Transactions*

Securities transactions and related commission revenues and expenses are recorded on a trade-date basis. Marketable securities are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company. Unrealized gains and losses are included in trading gains.

(c) *Goodwill and Intangible Assets*

Under the guidance of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, the Company does not record amortization expense related to its goodwill. The Company tests the goodwill balance for impairment, at least annually. To the extent that the carrying value of the recorded goodwill exceeds its fair value, an impairment loss will be recorded.

The costs assigned to contracts acquired is an identified intangible asset that is amortized using the straight line method over a period of seven years. On a ongoing basis, the Company reviews the valuation and amortization of the intangible asset, taking into consideration any events or circumstances that might have diminished its value.

(d) *Income Taxes*

The Company files a consolidated federal income tax return and certain combined state income tax returns with the Parent and certain affiliates. For financial statement purposes, the Company's provision for federal and state income taxes has been computed on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

(e) *Fair Value of Financial Instruments*

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates fair value due to their short maturity.

(f) *Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(3) Clearing Agreements

The Company has a clearing agreement with a brokerage firm to carry its account as a customer and the accounts of its customers. The broker has custody of the Company securities and, from time to time, cash balances which may be due from this Broker.

These securities and/or cash positions serve as collateral for any amounts due to the broker or as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

(4) Related Party Transactions

Due from affiliates is comprised mainly of advances to the Parent and related party through common ownership.

(5) Financial Instruments and Credit Risk

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. If these transactions do not settle because of failure to perform by either a customer or a counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to the differences in the market values of the securities from their contract amounts.

The Company seeks to protect itself from risks associated with customer activities by requiring its customers to maintain margin collateral in compliance with regulatory requirements, the limits established by its broker, and its own internal guidelines, which are generally more stringent than regulatory margin requirements. Margin levels are monitored daily and additional collateral must be deposited as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account into compliance with the required margin level.

Exposure to credit risk is impacted by the markets for financial instruments, which can be volatile and may impair the ability of clients to satisfy their obligations to the Company, as well as the Company's ability to liquidate any underlying collateral in the event of default.

(6) Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. At December 31, 2002, the Company had regulatory net capital of $823,052, which was $723,052 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.511 to 1.

(Continued)

(7) Contingencies

The Company is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer. Several of these actions claim substantial or unspecified damages which could be material to the financial statements taken as a whole. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial condition.